File No. 070-08779

   AEP ENERGY SERVICES, INC.
QUARTERLY REPORT PER REQUIREMENTS OF
HOLDING COMPANY ACT RELEASE NO. 35-27062
FOR THE QUARTER ENDED MARCH 31, 2004

AEP Energy Services, Inc. did not form any new Canadian subsidiaries during the quarter ended March 31, 2004.

The other information required to be reported under HCAR No. 35-27062 is included in the Form U9C3 report of AEP Energy Services, Inc. for the quarter ended March 31, 2004.

Dated: May 11, 2004

BY:

/s/ Stephen P. Smith

Stephen P. Smith
Treasurer